# *News Release*



**NORTHGATE MINERALS CORPORATION**
Stock Symbols: **TSX: NGX, AMEX: NXG**
Website: **www.northgateminerals.com**

## NORTHGATE MINERALS CORPORATION COMMENCES FORMAL BID FOR AURIZON MINES LTD.

**VANCOUVER, June 1, 2006** – Northgate Minerals Corporation (TSX: NGX, AMEX: NXG) today announced that it has filed its formal Offer to purchase all of the common shares of Aurizon Mines Ltd. (TSX:ARZ, AMEX:AZK) (which includes common shares that may become outstanding after the date of the Offer but before the expiry time of the Offer upon conversion, exchange or exercise of options or other securities of Aurizon that are convertible, exchangeable or exercisable for common shares together with the rights issued under the Shareholders Rights Plan of Aurizon) with securities regulators in Canada and the United States and is today commencing the mailing of its offering circular and related documents to Aurizon shareholders.

The Northgate Offer is open for acceptance until 8:00 pm (Toronto time) on July 7, 2006. Northgate has offered Aurizon shareholders 0.741 of a Northgate common share for each Aurizon share tendered, representing a premium of 30.5% based on the closing price of Aurizon shares on May 19, 2006, the last trading date on the TSX before Northgate announced its intention to make the Offer.

"Aurizon shareholders can realize a significant premium on their investment and receive shares in a strong merged company with cash costs among the lowest of the mid-tier gold producers" said Ken Stowe, President and CEO of Northgate. "We have a very strong operational team with a proven track record of meeting production targets. The merged company will have half a million ounces of annual gold production and increased trading liquidity."

Mr. Stowe added "The value created by joining our two companies will increase our combined ability to compete on new projects. We will also have the financial capacity to develop Casa Berardi, Young-Davidson and Kemess North. This merger is a win for both Northgate and Aurizon shareholders."

The strategic rationale for combining Northgate and Aurizon is compelling as the merged company will provide the following benefits:

- *Half a Million Ounces of Low Cost Production*. The combined company will be one of the lowest cost mid-tier gold producers.

- *Experienced Management Team*. Northgate has an excellent track record of managing the Kemess Mine in northern British Columbia with production targets being achieved year after year.

- *Outstanding Cash Flow*. In the first quarter of 2006, Northgate was the number one mid-tier gold mining company, based on cash flow from operations.

- *Reserves and Resources.* The merged company will have 6.7 million ounces of proven and probable gold reserves, 3.9 million ounces in measured and indicated resources and 2.2 million ounces of inferred resources, based on the respective 2005 year-end figures of Northgate and Aurizon's feasibility study for Casa Berardi.

- *Pipeline of Complementary Development Projects.* With the close proximity between the Casa Berardi and Young Davidson properties, there will be human resource synergies experienced by the merged company.

- *Low Political Risk.* As all of the assets of the merged company will be based in Canada, Aurizon shareholders will not be changing their political risk profile.

**How to Tender**

Aurizon shareholders wishing to accept the premium Northgate Offer are encouraged to tender their shares by completing the Letter of Transmittal accompanying the documents mailed to them and returning it together with Aurizon share certificate(s) and such other documents described in the instructions set out in the letter of Transmittal to Computershare Investor Services Inc., the depositary under the Offer. If Aurizon shares are held by a broker or other financial intermediary, Aurizon shareholders should contact such intermediary and instruct it to tender the Aurizon shares to the Offer.

**Aurizon Shareholders with Questions**

For further information about the Offer, Aurizon shareholders should contact Kingsdale Shareholder Services Inc. toll-free at **1-866-289-9929** in North America or call collect outside North America at **+1-416-867-2272**.

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**About Northgate:**

Northgate Minerals Corporation is a gold and copper mining company focused on operations and opportunities in the Americas. The Corporation's principal assets are the 300,000-ounce per year Kemess South mine in north-central British Columbia, the adjacent Kemess North deposit, which contains a Proven and Probable Reserve of 4.1 million ounces of gold and 1.5 billion pounds of copper and the Young-Davidson property in northern Ontario with a total resource base of 1.5 million ounces of gold. Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

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**Note to Shareholders:**

*This news release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of Northgate or Aurizon Mines Ltd. Such an offer to purchase securities of Aurizon may only be made pursuant to an offer and take-over bid circular filed with the securities regulatory authorities in Canada. On June 1, 2006 Northgate filed an offer and take-over bid circular with Canadian provincial securities regulators in order to commence its previously announced offer to purchase all of the outstanding common shares of Aurizon. Northgate also filed with the US Securities and Exchange Commission a Registration Statement on Form F-8 as well as a Schedule 14D-1F tender offer statement both of which include the offer and take-over bid circular. Investors and security holders are urged to read the offer and take-over bid circular regarding the proposed business combination transaction with Aurizon because they contain important information. Investors may obtain a free copy of the offer and take-over bid circular and other documents filed by Northgate with the Canadian provincial securities regulators on SEDAR at www.sedar.com, and with the SEC at the SEC's website at www.sec.gov. The offer and take-over bid circular and these other documents may also be obtained for free on Northgate's website or by directing a request to Northgate.*

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## Note to US Investors:

United States investors are advised that while the terms "measured", "indicated" and "inferred" resources are recognized and required by Canadian regulators, the United States Securities and Exchange Commission does not recognize them. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

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## Forward-Looking Statements

*Certain information included herein, including any information as to Northgate's future financial or operating performance and other statements that express management's expectations or estimates of future performance, constitute "forward-looking statements". The words "expect", "will", "intend", "estimate" and similar expressions identify forward-looking statements. Forward-looking statements including but not limited to the price of gold, the timing and amount of estimated future production, costs of production, capital expenditures, reserve determination, costs and timing of the development of new deposits, Northgate's hedging practices, permitting time lines, and the timing and possible outcome of pending litigation are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Northgate cautions the readers that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Northgate to be materially different from Northgate's estimated future results, performance or achievements expressed or implied by those forward looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: sensitivity to metal prices, foreign exchange rates and interest rates, sufficiency of cash flows, cash costs of gold production, uncertainty of ore reserves and mineral resources, reserve estimates, mining risks and insurance, title matters, income tax, costs of exploration and development programs, laws and regulations and competition, scarcity of mineral lands and litigation, as well as those factors discussed in greater detail in Northgate's current Form 40-F/Annual Information Form ("Northgate's AIF") on file with the Canadian provincial securities regulatory authorities and US Securities and Exchange Commission. Material factors or assumptions that were applied in drawing a conclusion or making estimates set out in forward-looking statements herein, include Northgate's 2005 reserve and resource price and foreign exchange rate assumptions described in Northgate's AIF; the gold price, operating cost and foreign exchange rate assumptions contained in Aurizon's 43-101 Technical Report on Casa Berardi; prices for copper of US$2.60 per pound in 2006 and US$1.75 per pound in 2007; Canadian$/US$ foreign exchange rates of 1.12 in 2006 and 1.18 in 2007; and a gold price of US$600 per ounce in 2006. Northgate cautions that this list of factors is not exhaustive. The following factors, among others, related to the business combination of Northgate and Aurizon could cause actual results to differ materially from the forward-looking statements: the Northgate Common Shares issued in connection with the offer may have a market value lower than expected; the businesses of Northgate and Aurizon may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; and the expected combination benefit from the Northgate and Aurizon transaction may not be fully realized or not realized within the expected time frame. These factors are not intended to represent a complete list of the factors that could affect Northgate and the combination of Northgate and Aurizon. Additional factors are noted elsewhere in the offer and take-over bid circular and in documents incorporated by reference therein. Northgate disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.*

For further information, please contact:

**Mr. Ken G. Stowe**
*President and Chief Executive Officer*
416-216-2772